FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial and Business Systems
Administration Group

Date: June 7, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 57th Ordinary General Meeting of Shareholders.

2.	Report for the year ended March 31, 2011 (Accompanying documents for the 57th Ordinary General Meeting of Shareholders)

Notice of the 57th Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 28, 2011

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Notice:

1.	This is an English translation of the Japanese original of the Notice of the 57th Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

2.	The Notice of Resolution for the 57th Ordinary General Meeting of Shareholders will be available at the following website of Kyocera Corporation within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

Security Code 6971

June 7, 2011

To our shareholders:

Notice of the 57th Ordinary General Meeting of Shareholders

We extend our heartfelt sympathy to the people affected by the Great East Japan Earthquake and offer our sincere wishes for their swift recovery.

This is to inform you that Kyocera Corporation (the “Company”) will hold its 57th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form (voting card) or electronically (through the Internet, etc.), after examining the attached reference documents for the General Meeting of Shareholders, no later than 5:30 p.m. Monday, June 27, 2011, Japan time.

1. Time and Date:	10:00 a.m. on Tuesday, June 28, 2011, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported:

(1)	Report of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2011; and

(2)	Report of the substance of the financial statements for the year ended March 31, 2011.

Matters to be resolved:

Agendum No. 1:	Disposition of Surplus
Agendum No. 2:	Election of twelve (12) Directors
Agendum No. 3:	Election of one (1) Corporate Auditor

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4. Matters relating to exercises of voting rights:

(1) Method of exercising voting rights in written form (voting card)

Please mark “for” or “against” as to the agenda on the voting card enclosed herewith and return it by the above deadline in order to exercise voting rights.

(2) Method of exercising voting rights electronically (through the Internet, etc.)

Please access the Internet website for exercise of voting rights (http://daiko-sb.gcan.jp) through a personal computer or mobile phone. Using the code and password written on the voting card enclosed herewith and following the instructions set forth on the website, please mark “for” or “against” as to the agenda by the above deadline in order to exercise voting rights.

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) as well as electronically (through the Internet, etc.), the electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by a shareholder, the last electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

Very truly yours,

KYOCERA Corporation
Tetsuo Kuba
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

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Reference Documents for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1:    Disposition of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that dividend amounts should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2011, the Company proposes a year-end dividend for the year ended March 31, 2011 in the amount of 70 yen per share, a 10 yen increase as compared with the year ended March 31, 2010. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 130 yen per share.

The Company also proposes that funds shall be set aside as general reserve, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve stable and sustainable growth of the Company.

The proposed disposition of surplus is as follows:

1.	Mattersrelating to year-end dividend

	(1)	Type of assets distributed as dividend:

Cash

	(2)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

70 yen per share of Common Stock of the Company.
The aggregate amount thereof shall be 12,845,907,830 yen.

	(3)	Effective Date of distribution of surplus as dividend:

June 29, 2011

2.	Matters relating to general reserve

	(1)	Category of surplus to increase and amount thereof:

		General reserve	48,000,000,000 yen

	(2)	Category of surplus to decrease and amount thereof:

		Unappropriated retained earnings	48,000,000,000 yen

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Agendum No. 2:    Election of twelve (12) Directors

The terms of office of all twelve (12) Directors will expire at the close of this Meeting. Accordingly, the Company proposes that twelve (12) Directors be elected.

The candidates for Director are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

1	Makoto Kawamura (Aug. 13, 1949)	Mar. 1973	Joined the Company	3,707
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company
Managing Executive Officer of the Company
		Jun. 2005	President and Representative Director and COO (Chief Operating Officer) of the Company
		Apr. 2006	President and Representative Director, President and Executive Officer of the Company
		Apr. 2009	Chairman of the Board and Representative Director of the Company [Present]
(Other Significant Responsibilities) Outside Director of KDDI Corporation Director of AVX Corporation

2	Tetsuo Kuba (Feb. 2, 1954)	Jun. 1982	Joined the Company	4,475
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Managing Executive Officer of the Company General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	President and Representative Director, President and Executive Officer of the Company [Present]
(Other Significant Responsibilities) Director of AVX Corporation

4

No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

3	Tatsumi Maeda (Jan. 1, 1953)	Mar. 1975	Joined the Company	2,507
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company
		Jun. 2005	Deputy General Manager of Corporate Solar Energy Group of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company General Manager of Corporate Solar Energy Group of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Jan. 2009	General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group of the Company
		Apr. 2009	Vice President and Representative Director, Vice President and Executive Officer of the Company [Present]
		Oct. 2010	General Manager of Corporate R&D Group and Corporate Solar Energy Group of the Company [Present]
(Other Significant Responsibilities) Director of AVX Corporation

4	Hisao Hisaki (Jul. 2, 1946)	Mar. 1969	Joined the Company	5,171
		Jun. 1991	Director of the Company
		Jun. 2003	Managing Executive Officer of the Company
		Apr. 2005	President of Kyocera (Tianjin) Sales & Trading Corporation
		May 2005	Retired from the office of Executive Officer of the Company
		Mar. 2007	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation
		Apr. 2009	Senior Managing Executive Officer of the Company
		Apr. 2010	Vice President and Representative Director, Vice President and Executive Officer of the Company [Present] General Manager of Corporate Development Group of the Company [Present]

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No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

5	Yasuyuki Yamamoto (Apr. 2, 1951)	May 1976	Joined the Company	2,372
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	General Manager of Corporate Mobile Communication Equipment Group of the Company
		Aug. 2006	General Manager of Corporate Mobile Communication Equipment Division of Corporate Communication Equipment Group of the Company
		Apr. 2007	General Manager of Corporate Mobile Communication Equipment Division and Corporate Communication Systems Equipment Division of Corporate Communication Equipment Group of the Company
		Apr. 2008	Senior Executive Officer of the Company Deputy General Manager of Corporate Communication Equipment Group of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present]
		Jun. 2009	Director of the Company [Present]
		Sep. 2009	General Manager of Corporate Communication Equipment Group of the Company [Present]

6	Goro Yamaguchi (Jan. 21, 1956)	Mar. 1978	Joined the Company	7,547
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Senior Executive Officer of the Company Deputy General Manager of Corporate Semiconductor Components Group of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present] General Manager of Corporate Semiconductor Components Group of the Company [Present]
		Jun. 2009	Director of the Company [Present]

7	Shoichi Aoki (Sep. 19, 1959)	Mar. 1983	Joined the Company	1,597
		Jun. 2005	Executive Officer of the Company General Manager of Corporate Accounting Group of the Company
		May 2008	General Manager of Corporate Financial and Accounting Group of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present]
		Jun. 2009	Director of the Company [Present]
		Oct. 2010	General Manager of Corporate Financial and Business Systems Administration Group of the Company [Present]

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No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

8	Katsumi Komaguchi (Mar. 5, 1951)	Mar. 1986	Joined the Company	2,566
		Nov. 1998	General Manager of Printer Division of the Company
		Jun. 2001	Director (in charge of technology) of Kyocera Mita Corporation
		Jun. 2002	Managing Director of Kyocera Mita Corporation
		Jun. 2004	Director of Kyocera Mita Corporation
		Jul. 2004	Director and Senior Managing Executive Officer of Kyocera Mita Corporation
		Apr. 2006	Vice President and Representative Director, Vice President and Executive Officer of Kyocera Mita Corporation
		Apr. 2007	President and Representative Director, President and Executive Officer of Kyocera Mita Corporation [Present]
		Apr. 2008	Executive Officer of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present]
		Jun. 2009	Director of the Company [Present]

9	Tsutomu Yamori (Sep. 25, 1949)	Mar. 1972	Joined the Company	3,678
		Jun. 1997	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company [Present]
		Jun. 2005	General Manager of Corporate General Affairs Human Resources Group of the Company [Present]
		Jun. 2010	Director of the Company [Present]

10	Yoshihito Ohta (Jun. 26, 1954)	Mar. 1978	Joined the Company	3,754
		Apr. 1997	General Manager of Corporate Office of the Chief Executives [Present]
		Jun. 2003	Executive Officer of the Company
		Apr. 2007	Senior Executive Officer of the Company
		Apr. 2010	Managing Executive Officer of the Company [Present]
		Jun. 2010	Director of the Company [Present]
(Other Significant Responsibilities) Senior Managing Executive Officer of Japan Airlines Co., Ltd.

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No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

11	Rodney N. Lanthorne (Feb. 5, 1945)	Sep. 1979	Joined Kyocera International, Inc.	(752 ADR	)
		Jan. 1987	President and Director of Kyocera International, Inc.
		Jun. 1989	Director of the Company
		Mar. 1990	Managing Director of the Company
		Jun. 1999	Senior Managing Director and Representative Director of the Company
		Jun. 2003	Director of the Company [Present]
		Apr. 2010	Vice Chairman of the Board and Director of Kyocera International, Inc. [Present]
(Other Significant Responsibilities) Director of AVX Corporation

12	John S. Gilbertson (Dec. 4, 1943)	Jan. 1981	Joined AVX Corporation	(12,927 ADR	)
		May 1994	Chief Operating Officer of AVX Corporation
		Jun. 1995	Director of the Company
		Jun. 1997	Director and President and Chief Operating Officer of AVX Corporation
		Jun. 1999	Managing Director of the Company
		Jul. 2001	President and Director and Chief Executive Officer of AVX Corporation [Present]
		Jun. 2003	Director of the Company [Present]

Notes:

1.	Mr. Makoto Kawamura is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions relating to advertising, etc.

2.	Mr. Tetsuo Kuba is the Chairman of the Board of Dongguan Shilong Kyocera Optics Co., Ltd., with which the Company engages in transactions relating to supply and purchase of thin-film components and cutting tools, etc.

3.	Mr. Tatsumi Maeda is the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., with which the Company engages in transactions relating to supply and purchase of solar energy related products, etc.

4.	Mr. Hisao Hisaki is the Chairman of the Board of Kyocera (Tianjin) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of cutting tools and electronic devices, etc.

5.	Mr. John S. Gilbertson is the President and Director and Chief Executive Officer of AVX Corporation, with which the Company engages in transactions relating to sale and purchase of electronic devices, etc.

6.	There are no special interests between the candidates and the Company other than those set forth above.

7.	The number of shares of the Company owned by the candidates above includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

8.	Candidates who beneficially own Common Stock of the Company by way of American Depositary Receipts (ADRs) are as follows:

Mr. Rodney N. Lanthorne: 752 shares of Common Stock of the Company (752 ADRs)

Mr. John S. Gilbertson: 12,927 shares of Common Stock of the Company (12,927 ADRs)

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Agendum No. 3:    Election of one (1) Corporate Auditor

Mr. Kokichi Ishibitsu will resign from the office of Corporate Auditor at the close of this Meeting. Accordingly, the Company proposes that one (1) Corporate Auditor be elected.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidate for Corporate Auditor is as follows:

Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

Yoshihiro Kano (Apr. 5, 1953)	Aug. 1980	Joined Kyocera International, Inc.	1,652
	Jun. 1991	Transferred to the Company
	Jun. 2005	Executive Officer of the Company Deputy General Manager of Corporate Development Group of the Company
	Apr. 2006	General Manager of Corporate Development Group of the Company
	Apr. 2009	Managing Executive Officer of the Company [Present]
	Jun. 2009	Director of the Company [Present]
	Apr. 2010	Deputy General Manager of Corporate Development Group of the Company [Present]

Notes:

1.	There are no special interests between the candidate and the Company.

2.	The number of shares of the Company owned by the candidate set forth above includes his ownership in the Stock Purchase Plan for Kyocera Group Executives.

- END -

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Security Code 6971

Report for the year ended March 31, 2011

(Accompanying documents for the 57th Ordinary General Meeting of Shareholders)

Notice:

This is an English translation of the Japanese original of the Report for the year ended March 31, 2011 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties. Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2011 (hereinafter, “fiscal 2011” refers to the fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner).

First, we at Kyocera extend our heartfelt sympathy to the people affected by the Great East Japan Earthquake that struck on March 11, 2011 and offer our sincere wishes for their swift recovery.

Production activities in fiscal 2011 expanded in every market in which the Kyocera Group engages, including the digital consumer equipment market, as the global economy showed signs of upward momentum. Business results for fiscal 2011 surpassed those for fiscal 2010 in every one of the Kyocera Group’s reporting segments thanks to our efforts to expand business activities and to continue strengthening management foundations in each business. As a result, we realized significant increases in consolidated net sales and profit for fiscal 2011 relative to fiscal 2010.

In order to reflect these enhanced financial results and to comply with our dividend policy, as well as to respond to our shareholders’ continued support, we propose a year-end dividend for fiscal 2011 of 70 yen per share, an increase of 10 yen per share. When aggregated with the interim dividend paid in the amount of 60 yen per share, the total annual dividend for fiscal 2011 will be 130 yen per share.

The operating environment for the Kyocera Group for fiscal 2012 is expected to stagnate in the first half due to the impact of the Great East Japan Earthquake. Nonetheless, we forecast an increase in demand in the digital consumer equipment market, automotive related markets and others, particularly in emerging nations, in addition to further growth in the environment and energy market, notably solar power generation. The Kyocera Group will work to seize opportunities for growth in these business areas with the aim of increasing sales and further enhancing profitability.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead.

Makoto Kawamura

Chairman of the Board and Representative Director

Tetsuo Kuba

President and Representative Director

(Accompanying documents for the 57th Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2010 to March 31, 2011)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

In fiscal 2011, the Japanese economy showed signs of recovery compared with fiscal 2010 due to increases in exports, mainly to Asia, and capital investment. With respect to the overseas economy, personal consumption and capital investment continued to rebound in the U.S., while the European economy recovered solidly owing to an increase in exports supported by depreciation of the Euro, despite fears of an economic slowdown due to heightened financial insecurity triggered by financial crises in Greece and Ireland. The Asian economy led by China continued to expand strongly, driven by growth in exports and personal consumption.

In the information and communications market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities for various digital consumer equipment, such as mobile phone handsets including smartphones, expanded as a whole compared with fiscal 2010.

The yen’s average exchange rates for fiscal 2011 were ¥86 to the U.S. dollar and ¥113 to the Euro, representing an appreciation of ¥7 (approximately 8%) and ¥18 (approximately 14%), respectively, compared with fiscal 2010. As a result, net sales and income before income taxes for fiscal 2011 were down approximately ¥68 billion and ¥28 billion, respectively, compared with fiscal 2010.

In spite of the impact on sales and profit from the yen’s appreciation, sales and profit in all reporting segments exceeded levels recorded in fiscal 2010 due to an expansion of the information and communications market and efforts to improve profitability by reducing costs and enhancing productivity in each business.

Net sales for fiscal 2011 increased by ¥193,119 million, or 18.0%, to ¥1,266,924 million, compared with ¥1,073,805 million for fiscal 2010. Profit from operations for fiscal 2011 increased by ¥92,064 million, or 144.2%, to ¥155,924 million, compared with ¥63,860 million in fiscal 2010. Income before income taxes increased by ¥111,534 million, or 183.5%, to ¥172,332 million, compared with ¥60,798 million in fiscal 2010. Net income attributable to shareholders of Kyocera Corporation for fiscal 2011 increased by ¥82,353 million, or 205.4%, to ¥122,448 million, compared with ¥40,095 million for fiscal 2010. Profit from operations and income before income taxes for fiscal 2010 were reduced by ¥8,961 million and ¥28,948 million, respectively, due to recognition of a loss related to an investment in WILLCOM, Inc.

Although production activities were temporarily stopped at Kyocera’s production sites in the Tohoku and Kanto regions due to electric power outages and transportation disturbances caused by the Great East Japan Earthquake, this did not have a significant impact on business results for fiscal 2011.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net sales:	¥76,269 million, up 43.8% year on year
Operating profit:	¥11,969 million, up ¥12,757 million year on year

Demand for industrial machinery parts, such as semiconductor fabrication equipment parts, and for automotive parts increased significantly due to expanded production in various industrial machinery and automotive markets. Demand for components for digital consumer equipment also grew. As a result, overall sales in this reporting segment for fiscal 2011 increased significantly compared with fiscal 2010. Operating profit improved substantially from an operating loss for fiscal 2010 due to an increase in production volume and an improvement in productivity.

Semiconductor Parts Group

Net sales:	¥174,687 million, up 24.3% year on year
Operating profit:	¥37,331 million, up 116.6% year on year

In addition to increasing demand for mobile phone handsets and digital cameras, etc., popularity grew for advanced products, such as smartphones, that are fitted with an even higher number of components. Supported by this favorable background, Kyocera increased production capacity for ceramic packages for crystal and SAW devices and CMOS/CCD image sensors to increase sales. Furthermore, demand for organic packages, primarily for servers, also grew steadily. As a result, overall sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased substantially compared with fiscal 2010 due to sales growth and enhanced productivity.

Applied Ceramic Products Group

Net sales:	¥197,642 million, up 25.9% year on year
Operating profit:	¥29,049 million, up 46.3% year on year

In the solar energy business, sales increased compared with fiscal 2010 due to efforts to expand production capacity and to enhance Kyocera’s sales networks in Japan and overseas to meet rising global demand for solar cells and modules. In addition, sales in the cutting tool business increased substantially compared with fiscal 2010 mainly due to rising demand in Japan and Asia, reflecting expanded production in automotive related markets. As a result, both sales and operating profit in this reporting segment for fiscal 2011 increased compared with fiscal 2010.

Electronic Device Group

Net sales:	¥242,641 million, up 21.4% year on year
Operating profit:	¥41,646 million, up 214.8% year on year

As a result of expanding production of digital consumer equipment such as mobile phone handsets, as well as expansion of various industrial markets, demand for electronic components such as capacitors and timing devices also expanded. In addition, sales of thin film components increased significantly compared with fiscal 2010 due in part to Kyocera’s acquisition from Sony Mobile Display Corporation of the thin film transistor (TFT) liquid crystal display (LCD) business located at its Yasu facility in June 2010. As a result, overall sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased substantially compared with fiscal 2010 due to sales growth and enhanced productivity.

Telecommunications Equipment Group

Net sales:	¥225,168 million, up 19.1% year on year
Operating profit:	¥2,121 million, up ¥16,847 million year on year

Sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010 as a result of aggressive measures to expand sales, which included launches of new products in overseas markets, coupled with growth in sales of mobile phone handsets and personal handy phone system (PHS) handsets in Japan. Due to an increase in sales and positive effects from structural reforms executed in fiscal 2010, operating profit improved substantially from an operating loss in fiscal 2010. A bad debt loss on accounts receivable of ¥8,961 million related to WILLCOM Inc. was recorded in fiscal 2010.

Information Equipment Group

Net sales:	¥239,916 million, up 3.2% year on year
Operating profit:	¥25,845 million, up 17.0% year on year

Kyocera worked to increase sales by aggressively launching new products amid a moderate recovery in information technology investment by customers both in Japan and overseas, which led to an increase in sales volume, particularly for multifunction peripherals. As a result, sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased compared with fiscal 2010 due to an improvement in productivity and sales growth for high-value-added products such as color multifunction peripherals.

Others

Net sales:	¥139,383 million, up 11.9% year on year
Operating profit:	¥9,651 million, up 42.6% year on year

Sales at Kyocera Communication Systems Co., Ltd. increased compared with fiscal 2010 due to a moderate recovery in information technology investment in the corporate sector. In addition, sales at Kyocera Chemical Corporation also increased compared with fiscal 2010 due to an increase in demand for semiconductor encapsulation, etc. As a result, both sales and operating profit in this reporting segment for fiscal 2011 increased compared with fiscal 2010.

(2) Capital Expenditures

During fiscal 2011, due to the recovery of the general business environment, Kyocera made aggressive capital expenditures to expand production capacity, mainly in the Semiconductor Parts Group and solar energy business. As a result, capital expenditures for fiscal 2011 totaled ¥70,680 million, an increase of ¥32,811 million, or 86.6% compared with fiscal 2010.

Required funds for fiscal 2011 were mainly financed from internal resources.

(3) Management Challenges

Kyocera aims to realize continuous growth in any business environment. To achieve this goal, Kyocera believes in the importance of expanding business globally in growing business domains. However, Kyocera also recognizes the need to respond to various challenges, such as fluctuating exchange rates, legal and regulatory compliance in various countries, trends in emerging markets such as China, and intensifying competition due to the rise of Asian manufacturers. In order to respond to this ever-changing business environment and win out in the global competition to be a high-growth, highly profitable company, Kyocera will strive to meet the challenges outlined below.

i) Expand business in growing markets

Kyocera will work to expand business in areas with future growth potential, namely, the information and communications market, the environment and energy market, and emerging markets. In the information and communications market, Kyocera anticipates higher speed networks and the proliferation of smaller, more advanced products such as smartphones. In the environment and energy market, Kyocera recognizes enhanced efforts around the world to prevent global warming, conserve energy and preserve the environment. In emerging markets, Kyocera forecasts an increase in infrastructure investment and in demand for various types of consumer equipment. Kyocera will work to develop products and technologies that meet these needs and grasp opportunities for business growth in these markets as a means to expand sales and profit.

In addition, Kyocera will pursue further synergies among businesses to expand business in these growing markets. Kyocera aims to quickly capture future technology trends and customer needs by taking advantage of possessing both components and equipment businesses, and to promote joint development and integration of technologies by sharing information between them in order to strengthen new product development.

ii) Strengthen management foundations

Kyocera will take measures to strengthen management foundations in order to win out in global competition going forward. In particular, in light of the recent Great East Japan Earthquake, Kyocera will bolster efforts to avoid the risks associated with such disasters and enable the continuity of business activities in times of emergency.

With the aim of avoiding risks arising from over concentration of production in a single region, Kyocera has for some time been conducting production activities at multiple sites in Japan and overseas. In addition to continuing to expand production at each existing site, Kyocera will create new production sites with a view toward further expanding its business and avoiding this type of risk.

Other efforts will focus on strengthening systems to facilitate continuity of business even in times of emergency to make sure that production activities are not interrupted. This will include promoting the use of multiple suppliers for raw materials and components.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following list.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components;

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results;

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property;

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and the Euro, respectively, in which we make significant sales;

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition;

(8)	Inability to secure skilled employees, particularly engineering and technical personnel;

(9)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(10)	Our continuing to hold licenses to manufacture and sell certain of our products;

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration;

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts, outbreaks of disease, war and natural disasters;

(14)	The occurrence of natural disasters, such as earthquakes, and related disasters in locations where our manufacturing and other key business facilities are located;

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability or increase costs and expenses required to observe the obligations;

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(17)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required; and

(18)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

	(Yen in millions except per share amounts)
	FY2008	FY2009	FY2010	FY2011
Net sales	1,290,436	1,128,586	1,073,805	1,266,924

Income before income taxes	174,842	55,982	60,798	172,332

Net income attributable to shareholders of Kyocera Corporation	107,244	29,506	40,095	122,448

Basic earnings per share attributable to shareholders of Kyocera Corporation (yen)	566.58	157.27	218.47	667.23

Total assets	1,976,746	1,773,802	1,848,717	1,946,566

Kyocera Corporation shareholders’ equity	1,451,165	1,323,663	1,345,235	1,420,263

Kyocera Corporation shareholders’ equity per share (yen)	7,659.72	7,212.32	7,330.14	7,739.31

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury shares at the end of each respective fiscal year.

3.	Consolidated net sales for fiscal 2008 marked the highest in Kyocera's history. This result was attributable to an increase in net sales in the components business, with particular support from the solar energy business, which more than offset a decrease in net sales in the equipment business. Operating profit in the equipment business increased considerably due to the improvement of profitability; however, operating profit in the components business decreased due to increased depreciation. As a result, net income attributable to shareholders of Kyocera Corporation remained at the same level compared with fiscal 2007.

4.	Consolidated net sales for fiscal 2009 decreased compared with fiscal 2008, due primarily to the impact of a decrease in demand under the influence of the deteriorating business environment and to appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2008 due mainly to such decrease in demand and to product selling price erosion.

5.	Consolidated net sales for fiscal 2010 decreased compared with fiscal 2009 due to continued deterioration of the business environment until the second quarter and the impact of appreciation of the yen, despite the recovery of the general business environment. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2009 due to cost-cutting measures and improved productivity.

6.	Performance for fiscal 2011 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2011)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segments	Principal Products and Businesses
Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Medical and Dental Implants, Jewelry and Fine Ceramic Application Products

Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors, Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, Touch Panels

Telecommunications Equipment Group	Mobile Phone Handsets, PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunction Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

Others	Information Systems & Telecommunication Services, Electrical Insulation and Sheet Materials, Synthetic Resin Molded Parts, Hotel Business

(6) Significant Subsidiaries (as of March 31, 2011)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)		Principal Business
Kyocera SLC Technologies Corporation	¥4,000	100.00		Development, manufacture and sale of organic multilayer packages and substrates

Kyocera Solar Corporation	¥310	100.00		Sale of solar energy products

Japan Medical Materials Corporation	¥2,500	77.00		Development, manufacture and sale of medical material

Kyocera Elco Corporation	¥400	100.00		Development, manufacture and sale of electronic devices

Kyocera Kinseki Corporation	¥16,318	100.00		Development and manufacture of electronic devices

Kyocera Mita Corporation	¥12,000	100.00		Development and manufacture of information equipment

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30		Provision of engineering services and IT services

Kyocera Chemical Corporation	¥10,172	100.00		Development, manufacture and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00		Manufacture and sale of fine ceramic-related products and electronic devices

Dongguan Shilong Kyocera Optics Co., Ltd.	HK$472,202	90.00		Manufacture of cutting tools and thin film components

Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00		Sale of fine ceramic-related products, cutting tools and information equipment

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00		Manufacture of telecommunications equipment

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00		Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00		Holding company and headquarters in North America

Kyocera Communications, Inc.	US$10,000	100.00	*	Sale of telecommunications equipment

AVX Corporation	US$1,763	69.06		Development, manufacture and sale of electronic devices

Kyocera Fineceramics GmbH	EURO1,687	100.00		Sale of fine ceramic-related products, solar energy products and thin film components
*	Shows Ownership by a subsidiary of Kyocera Corporation.

(7) Principal Business Sites (as of March 31, 2011)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Japan:

Kyocera Corporation:
Hokkaido Kitami Plant	Kyocera SLC Technologies Corporation (Shiga)
Fukushima Tanagura Plant	Kyocera Solar Corporation (Kyoto)
Nagano Okaya Plant	Japan Medical Materials Corporation (Osaka)
Mie Ise Plant	Kyocera Elco Corporation (Kanagawa)
Shiga Gamo Plant	Kyocera Kinseki Corporation (Tokyo)
Shiga Yokaichi Plant	Kyocera Mita Corporation (Osaka)
Shiga Yasu Plant	Kyocera Mita Japan Corporation (Tokyo)
Kagoshima Sendai Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
Kagoshima Kokubu Plant	Kyocera Chemical Corporation (Saitama)
Kagoshima Hayato Plant	Kyocera Optec Co., Ltd. (Tokyo)
R&D Center, Yokohama	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Keihanna (Kyoto)	Hotel Kyocera Co., Ltd. (Kagoshima)
R&D Center, Kagoshima	Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)
Kyocera (Tianjin) Solar Energy Co., Ltd. (China)
Dongguan Shilong Kyocera Optics Co., Ltd. (China)
Kyocera (Tianjin) Sales & Trading Corporation (China)
Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)
Kyocera Precision Tools Korea Co., Ltd. (Korea)
Kyocera Korea Co., Ltd. (Korea)
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)
Kyocera Asia Pacific Pte. Ltd. (Singapore)
Kyocera International, Inc. (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)
Kyocera America, Inc. (U.S.A.)
Kyocera Solar, Inc. (U.S.A.)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Communications, Inc. (U.S.A.)
AVX Corporation (U.S.A.)
Kyocera Mita America, Inc. (U.S.A.)
Kyocera Mita Europe B.V. (Netherlands)
Kyocera Mita Deutschland GmbH (Germany)
TA Triumph-Adler GmbH (Germany)
Kyocera Fineceramics GmbH (Germany)
Kyocera Solar Europe S.R.O. (Czech Republic)

(8) Employees (as of March 31, 2011)

Consolidated

Reporting Segments	Number of Employees	Change from the end of fiscal 2010
Fine Ceramic Parts Group	2,772	Decrease of 49
Semiconductor Parts Group	10,470	Increase of 652
Applied Ceramic Products Group	7,606	Increase of 823
Electronic Device Group	19,903	Increase of 522
Telecommunications Equipment Group	4,082	Decrease of 976
Information Equipment Group	14,736	Increase of 1,570
Others	5,402	Increase of 182
Headquarters	1,637	Increase of 8

Total	66,608	Increase of 2,732

Note:    Number of employees represents the total number of regular employees who work full-time.

Non-consolidated

Number of employees	14,685
Change from the end of fiscal 2010	Increase of 506
Average age	39.1
Average years of service	15.2

Note:    Number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2011)

(1) Total number of shares authorized to be issued:         600,000,000

(2) Total number of shares issued:                                      191,309,290

  (7,796,321 treasury shares are included in the total number of shares issued set forth above.)

(3) Number of shareholders:                                                          66,315

(4) Major shareholders (Top 10)

Name	Share Ownership (in thousands)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,247	7.22
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,737	6.40
The Bank of Kyoto, Ltd.	7,218	3.93
State Street Bank and Trust Company	7,149	3.90
Kazuo Inamori	6,806	3.71
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.77
The Inamori Foundation	4,680	2.55
JPMorgan Securities Japan Co., Ltd.	3,758	2.05
KI Enterprise Co., Ltd.	3,550	1.93
SSBT OD05 Omnibus Account – Treaty Clients	3,341	1.82

Notes:

1.	Shareholding ratios are calculated after deduction of the treasury shares.

2.	The Inamori Foundation was transformed from an incorporated foundation into a public interest incorporated association, as of April 1, 2011

3. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2011)

Position	Name	Duties and Other Significant Responsibilities
Chairman of the Board and Representative Director	Makoto Kawamura

President and Representative Director	Tetsuo Kuba	President and Executive Officer

Vice President and Representative Director	Tatsumi Maeda	Vice President and Executive Officer General Manager of Corporate R&D Group and Corporate Solar Energy Group

Vice President and Representative Director	Hisao Hisaki	Vice President and Executive Officer General Manager of Corporate Development Group

Director	Yasuyuki Yamamoto	Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Goro Yamaguchi	Managing Executive Officer General Manager of Corporate Semiconductor Components Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Business Systems Administration Group

Director	Katsumi Komaguchi	Managing Executive Officer President and Representative Director of Kyocera Mita Corporation

Director	Yoshihiro Kano	Managing Executive Officer Deputy General Manager of Corporate Development Group

Director	Tsutomu Yamori	Managing Executive Officer General Manager of Corporate General Affairs Human Resources Group

Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate Office of the Chief Executives

Director	Rodney N. Lanthorne	Vice Chairman of the Board and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Director and Chief Executive Officer of AVX Corporation

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Kokichi Ishibitsu

Corporate Auditor	Osamu Nishieda	Attorney at Law

Corporate Auditor	Kazuo Yoshida	Professor, Graduate School of Economics at Kyoto University

Corporate Auditor	Yoshinari Hara	Chief Corporate Adviser of Daiwa Securities Group Inc.

Notes:

1.	Other significant responsibilities undertaken by Directors and Corporate Auditors in fiscal 2011.

(1)	Messrs. Makoto Kawamura, Chairman of the Board and Representative Director, Tetsuo Kuba, President and Representative Director, Tatsumi Maeda, Vice President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.

(2)	Mr. Makoto Kawamura, Chairman of the Board and Representative Director, serves as an outside Director of KDDI Corporation.

Mr. Yoshihiko Nishikawa, Corporate Auditor, serves as an outside Corporate Auditor of KDDI Corporation.

(3)	Yoshihito Ohta, Director, serves as a Senior Managing Executive Officer of Japan Airlines Co., Ltd.

(4)	Mr. Kazuo Yoshida, Corporate Auditor, serves as an outside Corporate Auditor of West Japan Railway Company. There are no special interests between West Japan Railway Company and Kyocera Corporation.

(5)	Mr. Yoshinari Hara, Corporate Auditor, serves as an outside Director of NEC Corporation, with which Kyocera Corporation engages in transactions relating to sale of products and purchase of goods.

(6)	Mr. Yoshinari Hara, Corporate Auditor, serves as an outside Director of Tokyo Stock Exchange Group, Inc. Kyocera Corporation is listed on the First Section of Tokyo Stock Exchange, Inc., which is a subsidiary of Tokyo Stock Exchange Group, Inc.

2.	Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors.

(2) Remuneration to Directors and Corporate Auditors for fiscal 2011

	Number of Directors and Corporate Auditors	Amount of Remuneration (Yen in millions)
Directors	13	¥426
Corporate Auditors	5	¥61
(Outside Corporate Auditors of 5 Corporate Auditors above)	(3)	¥(18)

Total	18	¥487

Notes:

1.	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2.	Remuneration to Directors and Corporate Auditors was determined by a resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate amount of remuneration to Directors]

Basic remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the consolidated net income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall in no case exceed 300 million yen annually.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net income attributable to shareholders of Kyocera Corporation.”

[Aggregate amount of remuneration to Corporate Auditors]

Basic remuneration: No more than ¥100 million per year.

(3) Outside Corporate Auditors

(i) Activities of outside Corporate Auditors during fiscal 2011

(a)	Mr. Osamu Nishieda attended all of the 12 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2011 and expressed his views based on his abundant knowledge and experience as an attorney at law.

(b)	Mr. Kazuo Yoshida attended 8 of the 12 meetings of the Board of Directors and 6 of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2011 and expressed his views based on his abundant knowledge from and experience in the study of economics.

(c)	Mr. Yoshinari Hara attended 9 of the 12 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2011 and expressed his views based on his abundant knowledge from and experience in the management of a securities firm.

(ii) Substance of agreements regarding limitation of liability

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in the performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 35 of the Articles of Incorporation of Kyocera Corporation. The amounts of damages that may be pursued against them, as set under such agreements, are the smallest amounts permissible under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: Kyoto Audit Corporation

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and other amounts payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2011	¥246 million
Total amount of cash and other financial benefits payable by Kyocera Group to the Accounting Auditor for services for fiscal 2011	¥501 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥246 million represents the aggregate remuneration for both of these auditing services.

(3)	Audit-related Service

Kyocera Corporation also retains Kyoto Audit Corporation as an advisor in connection with its adoption of International Financial Reporting Standard.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Meeting of Shareholders the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of the Board of Corporate Auditors, shall propose to the General Meeting of Shareholders a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for reporting of internal complaints to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of Kyocera Corporation may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems established relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee” was established in January 2001, and was renamed the “Kyocera Group Management Committee” as from August 2002.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Consultation Corners” were established in April 2003, and serve as a part of the internal complaint system.

(vi)	Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division”, which has been reorganized and renamed “Corporate Global Audit Division” from April 2010, was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of Kyocera Group regularly, reporting the results of such audits to the Directors and Corporate Auditors of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	The “CSR Committee” was established in November 2005.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2010	2011
Current assets:
Cash and cash equivalents	¥313,126	¥273,471	¥(39,655	)*1
Short-term investments in debt securities	11,644	44,012	32,368	*2
Other short-term investments	200,413	201,817	1,404
Trade notes receivables	16,421	19,536	3,115
Trade accounts receivables	190,903	208,404	17,501
Less allowances for doubtful accounts and sales returns	(3,971)	(4,795)	(824)
Inventories	177,361	232,899	55,538	*3
Advance payments	52,316	72,207	19,891
Deferred income taxes	40,872	43,035	2,163
Other current assets	35,370	38,915	3,545

Total current assets	1,034,455	1,129,501	95,046

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,261	1,219	(42)
Long-term investments in debt and equity securities	370,124	377,075	6,951
Other long-term investments	10,534	15,585	5,051

Total investments and advances	381,919	393,879	11,960

Property, plant and equipment:
Land	56,870	59,638	2,768
Buildings	290,516	288,992	(1,524)
Machinery and equipment	689,608	706,474	16,866
Construction in progress	8,842	7,227	(1,615)
Less accumulated depreciation	(805,737)	(814,577)	(8,840)

Total property, plant and equipment	240,099	247,754	7,655

Goodwill	67,602	64,701	(2,901)
Intangible assets	49,593	42,160	(7,433)
Other assets	75,049	68,571	(6,478)

Total non-current assets	814,262	817,065	2,803

Total assets	¥1,848,717	¥1,946,566	¥97,849

Remarks:

*1	Cash and cash equivalents decreased due to transfer of funds included in Cash and cash equivalents, to debt securities included in Short-term investments in debt securities and Long-term investments in debt and equity securities, as a part of fund management.

*2	Short-term investments in debt securities increased due to a transfer from Long-term investments in debt and equity securities and purchase of securities.

*3	Finished goods and raw material increased due to an increase of production and sales.

Note:

The consolidated balance sheets and the consolidated statements of income for the previous fiscal year, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2010	2011
Current liabilities:
Short-term borrowings	¥4,073	¥7,852	¥3,779
Current portion of long-term debt	13,456	10,687	(2,769)
Trade notes and accounts payable	89,750	101,265	11,515
Other notes and accounts payable	63,779	61,226	(2,553)
Accrued payroll and bonus	47,131	49,092	1,961
Accrued income taxes	15,602	18,069	2,467
Other accrued liabilities	26,800	24,337	(2,463)
Other current liabilities	28,721	28,087	(634)

Total current liabilities	289,312	300,615	11,303

Non-current liabilities:
Long-term debt	29,067	24,538	(4,529)
Accrued pension and severance liabilities	31,828	28,924	(2,904)
Deferred income taxes	75,619	90,005	14,386
Other non-current liabilities	15,629	19,125	3,496

Total non-current liabilities	152,143	162,592	10,449

Total liabilities	441,455	463,207	21,752

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	163,044	162,336	(708)
Retained earnings	1,168,122	1,268,548	100,426
Accumulated other comprehensive income	(51,010)	(75,633)	(24,623	)*1
Treasury stock, at cost	(50,624)	(50,691)	(67)

Total Kyocera Corporation shareholders’ equity	1,345,235	1,420,263	75,028

Noncontrolling interests	62,027	63,096	1,069

Total equity	1,407,262	1,483,359	76,097

Total liabilities and equity	¥1,848,717	¥1,946,566	¥97,849

Remarks:

*1	Foreign currency translation adjustment included in accumulated other comprehensive income decreased due to a decrease in the yen equivalent of foreign currency denominated assets, resulting from appreciation of the yen.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2010	2011
Net sales	¥1,073,805	¥1,266,924	¥193,119
Cost of sales	787,970	888,869	100,899

Gross profit	285,835	378,055	92,220
Selling, general and administrative expenses	221,975	222,131	156

Profit from operations	63,860	155,924	92,064	*1
Other income (expenses):
Interest and dividend income	13,202	12,963	(239)
Interest expense	(2,926)	(2,259)	667
Foreign currency transaction gains, net	2,830	3,824	994
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	(160)	18,137	*2
Other, net	2,129	2,040	(89)

Total other income (expenses)	(3,062)	16,408	19,470

Income before income taxes	60,798	172,332	111,534
Income taxes	15,365	42,214	26,849	*3

Net income	45,433	130,118	84,685
Net income attributable to noncontrolling interests	(5,338)	(7,670)	(2,332)

Net income attributable to shareholders of Kyocera Corporation	¥40,095	¥122,448	¥82,353

Remarks:

*1	Profit from operations increased significantly due to an increase of sales and the efforts to enhance productivity and to reduce costs in each business.

*2	Equity in losses of affiliates and unconsolidated subsidiaries decreased due to recognition in fiscal 2010 of an impairment loss of ¥19,987 million on the Company’s investment in WILLCOM, Inc.

*3	Increased profit resulted in an increase in income taxes in an amount that was more than enough to offset a decrease resulting from the recognition of deferred tax assets due to enhanced profitability of subsidiaries in Japan and overseas.

Consolidated Statement of Equity (From April 1, 2010 to March 31, 2011)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance, March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262
Comprehensive income:
Net income for the year			122,448			122,448	7,670	130,118
Change in foreign currency translation adjustments				(28,861)		(28,861)	(5,062)	(33,923)
Change in pension adjustments				(4,530)		(4,530)	(89)	(4,619)
Change in net unrealized gains on securities				8,767		8,767	96	8,863
Change in net unrealized gains on derivative financial instruments				52		52	11	63

Total comprehensive income for the year						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncontrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Balance, March 31, 2011(183,513)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359

Consolidated Cash Flows (For reference only)

	(Yen in millions)
	Years ended March 31,
	2010	2011
Cash flow from operating activities	137,583	119,687
Cash flow from investing activities	(49,318)	(121,364)
Cash flow from financing activities	(38,047)	(26,820)
Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)
Net increase (decrease) in cash and cash equivalents	43,879	(39,655)
Cash and cash equivalents at beginning of year	269,247	313,126
Cash and cash equivalents at end of year	313,126	273,471

Notes to Consolidated Financial Statements

1. Basis of preparation of Consolidated Financial Statements

(1)	Scope of consolidation

Number of consolidated subsidiaries: 197

Major consolidated subsidiaries: Kyocera Mita Corporation, AVX Corporation and Kyocera International, Inc.

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial to a reasonable judgment of the consolidated financial condition and business results of Kyocera.

(2)	Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 10

Major affiliate accounted for by the equity method: Miyaki Electric Mfg. Co., Ltd.

(3)	Changes in scope of consolidation

Number of increase: 5, Kyocera Mita Asia Limited and others

Number of decrease: 8, Kyocera Wireless Corp. and others

(4)	Changes in scope of application of the equity method

Number of increase: 1, Accuver Apac Ltd.

Number of decrease: 3, Tycom Ltd. and others

(5)	Summary of significant accounting policies

(i)	Standards of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States pursuant to paragraph 1 of Article 3 of the supplementary provisions (Act of Justice Ministry No. 46 issued and effective in 2009) of the Corporate Calculation Rules of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the same provision.

(ii)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, with cost being determined by the average method. Other inventories are mainly stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

(iii)	Valuation of securities

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 320, “Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income”, net of tax. Non-marketable equity securities are recorded using the cost method.

(iv)	Depreciation method for property, plant and equipment

Depreciation is computed based mainly on the declining-balance method.

(v)	Goodwill and other intangible assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

(vi)	Accounting for allowance and accruals

Allowance for doubtful accounts:

In anticipation of uncollectible accounts receivable, Kyocera provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Allowances for sales returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Accrued pension and severance liabilities:

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Accounting change

Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in ASC 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera's consolidated results of operations and financial position.

Kyocera adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial position.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for doubtful accounts related to assets

Other current assets	¥619
Investments in and advances to affiliates and unconsolidated subsidiaries	¥229
Other long-term investments	¥100
Other assets	¥1,876

(2) Accumulated other comprehensive income

Net unrealized gains (losses) on securities	¥32,235
Net unrealized gains (losses) on derivative financial instruments	¥(29)
Pension adjustments	¥(3,534)
Foreign currency translation adjustments	¥(104,305)

(3) Assets pledged as collateral

Property, plant and equipment	¥1,893
Intangible assets	¥1,770

* Property, plant and equipment and intangible assets above are pledged against “current portion of long-term debts” and “long-term debts” in a total amount of ¥ 2,248 million.

(4) Guarantee obligation

Guarantees for debts	¥644

3. Notes to Consolidated Statement of Equity

(1) Total number of shares issued

	(Shares in thousands)
Class of shares	March 31, 2010	Increase	Decrease	March 31, 2011
Common stock	191,309	—	—	191,309

(2) Distribution of surplus

(i) Dividends paid

Resolution	Class of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2010	Common stock	¥11,011 million	¥60	March 31, 2010	June 28, 2010

Board of Directors Meeting held on October 28, 2010	Common stock	¥11,011 million	¥60	September 30, 2010	December 6, 2010

(ii) Dividends of which record date falls in fiscal 2011 with an effective date in fiscal 2012

Resolution	Class of shares	Source of dividend	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 28, 2011	Common stock	Retained earnings	¥12,846 million	¥70	March 31, 2011	June 29, 2011

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera enters into foreign currency forward contracts, interest rate swaps and currency swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. At March 31, 2011, the unrealized gain on the shares of KDDI Corporation was ¥45,893 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments at March 31, 2011 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying amount	Fair Value	Difference
Assets (a)
Short-term investments in debt securities	44,012	44,054	42
Long-term investments in debt and equity securities	377,075	377,092	17
Other long-term investments	15,585	15,585	—

Total	436,672	436,731	59

Liabilities (b)
Long-term debt (including due within one year)	35,225	35,332	107

Total	35,225	35,332	107

Derivatives (c) (Note)
Derivatives designated as hedging instruments	(65)	(65)	—
Derivatives not designated as hedging instruments	(3,243)	(3,243)	—

Total	(3,308)	(3,308)	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	Fair value is estimated based on quoted market prices. It was not practicable to estimate fair value of non-marketable equity securities, because of the lack of market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of the investments included in the above table as of March 31, 2011 was ¥15,363 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities as of the end of fiscal 2011.

(c)	Fair value is estimated based on quotes from financial institutions at the end of fiscal 2011.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per share information

(1) Kyocera Corporation shareholders’ equity per share		¥7,739.31

(2) Earnings per share attributable to shareholders of Kyocera Corporation	Basic	¥667.23
	Diluted	¥667.23

Balance Sheets

	(Yen in millions)
	March 31,
	2010	2011
Current assets:
Cash and bank deposits	¥69,156	¥105,285
Trade notes receivable	4,676	5,065
Trade accounts receivable	118,087	160,979
Marketable securities	185,412	185,727
Finished goods and merchandise	13,813	19,777
Work in process	21,592	26,552
Raw materials and supplies	13,843	23,056
Advance payments	50,089	69,893
Prepaid expenses	131	337
Deferred income taxes	16,681	14,771
Short-term loans to subsidiaries	14,904	4,525
Other accounts receivable	11,436	7,473
Refundable income tax	591	2,710
Other	1,697	1,323
Allowances for doubtful accounts	(148)	(175)

Total current assets	521,960	627,298

Non-current assets:
Tangible fixed assets:
Buildings	39,390	35,650
Structures	2,104	2,046
Machinery and equipment	29,269	37,950
Vehicles	14	19
Tools, furniture and fixtures	7,398	13,212
Land	35,410	35,576
Leased assets	85	105
Construction in progress	4,570	2,846

Total tangible fixed assets	118,240	127,404

Intangible assets:
Goodwill	7,228	6,040
Patent rights	2,063	3,112
Trademark	1,400	563
Design right	2	1
Software	512	699
Leased assets	67	48
Other	5,354	3,706

Total intangible assets	16,626	14,169

Investments and other assets:
Investments in securities	359,721	373,977
Investments in subsidiaries and affiliates	251,055	250,902
Investments in subsidiaries and affiliates other than equity securities	30,875	31,197
Long-term loans to employees	3	4
Long-term loans to subsidiaries	19,340	10,995
Impaired loans	3,917	2,654
Long-term prepaid expenses	1,416	1,142
Security deposits	1,617	1,604
Other	228	251
Allowances for doubtful accounts	(203)	(194)

Total investments and other assets	667,969	672,532

Total non-current assets	802,835	814,105

Total assets	¥1,324,795	¥1,441,403

Note:	The balance sheets and statements of income for the previous fiscal year are presented solely for reference.

	(Yen in millions)
	March 31,
	2010	2011
Current liabilities:
Trade accounts payable	¥53,737	¥64,699
Short-term borrowing from subsidiaries	—	37,400
Lease obligations	55	69
Other payables	52,185	47,161
Accrued expenses	9,192	9,014
Income taxes payables	3,482	3,803
Advance received	449	400
Deposits received	2,347	2,129
Accrued bonuses	13,555	14,296
Accrued bonuses for directors	41	243
Product warranty reserves	7,034	2,699
Allowances for sales returns	145	136
Provision for loss on disaster	—	16
Other	512	1,055

Total current liabilities	142,734	183,120

Non-current liabilities:
Lease obligations	109	98
Long-term accounts payable	518	419
Deferred income taxes	59,178	75,438
Accrued pension and severance costs	6,496	3,833
Product warranty reserves	—	4,074
Asset retirement obligations	—	273
Other	172	158

Total non-current liabilities	66,473	84,293

Total liabilities	209,207	267,413

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	487	487

Total capital surplus	193,042	193,042
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	692,976	742,888
Reserve for special depreciation	476	988
General reserve	684,137	669,137
Unappropriated retained earnings	8,363	72,763

Total retained earnings	710,183	760,095
Treasury stock, at cost	(50,624)	(50,691)

Total shareholders’ equity	968,304	1,018,149
Difference of appreciation and conversion
Net unrealized gains on other securities	147,284	155,841

Total net assets	1,115,588	1,173,990

Total liabilities and net assets	¥1,324,795	¥1,441,403

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2010	2011
Net sales	¥473,656	¥658,297
Cost of sales	411,128	542,581

Gross profit	62,528	115,716
Selling, general and administrative expenses	63,511	69,724

Profit (loss) from operations	(983)	45,992
Non-operating income:
Interest and dividend income	29,695	38,824
Foreign currency transaction gains, net	3,453	4,878
Other non-operating income	2,944	2,414

Total non-operating income	36,092	46,116
Non-operating expenses:
Interest expense	21	61
Other non-operating expenses	2,225	762

Total non-operating expenses	2,246	823

Recurring profit	32,863	91,285
Non-recurring gain:
Gain on sale of tangible fixed assets	90	341
Repatriation of settlement with foreign tax authorities	116	1,303
Other	294	5

Total non-recurring gain	500	1,649
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	353	610
Loss on impairment of stocks of investment in subsidiaries	18,152	—
Losses on bad debt of affiliates	8,647	—
Losses on bad debts	—	864
Other	288	502

Total non-recurring loss	27,440	1,976

Income before income taxes	5,923	90,958
Income taxes – current	3,943	8,397
Income taxes – previous years	2,570	—
Refund of income taxes – previous years	—	(2,615)
Income taxes – deferred	(8,005)	13,242

Net income	¥7,415	¥71,934

Statement of Changes in Net Assets

(Yen in millions)
Years ended March 31, 2011
Shareholders’ equity
Common stock
Balance, March 31, 2010	¥115,703
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2011	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2010	192,555
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2011	192,555

Other capital surplus
Balance, March 31, 2010	487
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2011	487

Total capital surplus
Balance, March 31, 2010	193,042
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2011	193,042

Retained earnings
Legal reserves
Balance, March 31, 2010	17,207
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2011	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2010	476
Changes in net assets
Appropriation to reserve for special depreciation	651
Reversal of reserve for special depreciation	(139)

Total changes in net assets	512

Balance, March 31, 2011	988

(Yen in millions)
Years ended March 31, 2011
General reserve
Balance, March 31, 2010	684,137
Changes in net assets
Reversal of general reserve	(15,000)

Total changes in net assets	(15,000)

Balance, March 31, 2011	669,137

Unappropriated retained earnings
Balance, March 31, 2010	8,363
Changes in net assets
Appropriation to reserve for special depreciation	(651)
Reversal of reserve for special depreciation	139
Reversal of general reserve	15,000
Dividends	(22,022)
Net income	71,934

Total changes in net assets	64,400

Balance, March 31, 2011	72,763

Total retained earnings
Balance, March 31, 2010	710,183
Changes in net assets
Dividends	(22,022)
Net income	71,934

Total changes in net assets	49,912

Balance, March 31, 2011	760,095

(Yen in millions)
Years ended March 31, 2011
Treasury stock
Balance, March 31, 2010	(50,624)
Changes in net assets
Purchase of treasury stock	(69)
Reissuance of treasury stock	2

Total changes in net assets	(67)

Balance, March 31, 2011	(50,691)

Total Shareholders’ equity
Balance, March 31, 2010	968,304
Changes in net assets
Dividends	(22,022)
Net income	71,934
Purchase of treasury stock	(69)
Reissuance of treasury stock	2

Total changes in net assets	49,845

Balance, March 31, 2011	1,018,149

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2010	147,284
Changes in net assets
Net change in items other than shareholders’ equity	8,557

Total changes in net assets	8,557

Balance, March 31, 2011	155,841

Total unrealized gains (losses) on appreciation and conversion
Balance, March 31, 2010	147,284
Changes in net assets
Net change in items other than shareholders’ equity	8,557

Total changes in net assets	8,557

Balance, March 31, 2011	155,841

Total net assets
Balance, March 31, 2010	1,115,588
Changes in net assets
Dividends	(22,022)
Net income	71,934
Purchase of treasury stock	(69)
Reissuance of treasury stock	2
Net change in items other than shareholders’ equity	8,557

Total changes in net assets	58,402

Balance, March 31, 2011	¥1,173,990

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and methods of valuation of assets

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished goods, merchandise and work in process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of non-current assets:

Tangible fixed assets (except for leased assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method.

The principal estimated useful lives are as follows:

Buildings and structures:

    2 years - 33 years

Machinery and equipment, and Tools, furniture and fixtures:

    2 years - 10 years

Intangible fixed assets (except for leased assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Leased assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

Long-term prepaid expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

(3) Accounting for allowances and accruals

Allowances for doubtful accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued bonuses for employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for sales returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred.

(4) Other significant policies

Consumption taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Balance Sheets:

(1) Accumulated depreciation of tangible fixed assets and accumulated impairment losses: ¥408,465 million

(2) Guarantees

Principal Debtor	Amount guaranteed	Subject of Guarantee
Kyocera International Co., Ltd.	¥3 million	Debt from operational transactions
Kyoto Broadcasting System Company Limited	¥212 million	Loan from financial institutions

Total	¥215 million

Keep-well letters and guidance for management:

Party requesting issuance of keep-well letter	Amount covered	Subject of keep-well letter
Kyocera Realty Development Co., Ltd.	¥844 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥1,244 million

(3) Receivables from affiliates and payables to affiliates (Except amounts separately presented)

Current receivables:	¥96,621 million
Long-term receivables:	¥234 million
Current payables:	¥19,215 million
Long-term payables:	¥29 million

3. Notes to Statements of Income:

Transactions with affiliates:

Operational transactions:
Net sales	¥339,876 million
Purchases	¥96,169 million
Selling, general and administrative expenses	¥4,196 million

Non operational transactions:
Interest and dividend income	¥29,364 million
Other non-operating income	¥277 million
Other non-operating expenses	¥315 million
Non-recurring gain	¥0 million
Non-recurring loss	¥3 million
Purchased amount of assets	¥2,258 million
Selling amount of assets	¥105 million

4. Notes to Statement of Changes in Net Assets

Number and class of treasury shares

	(Shares in thousands)
	March 31, 2010	Increase	Decrease	March 31, 2011
Common stock	7,788	8	0	7,796

Total	7,788	8	0	7,796

Increase:
Shareholders’ requests for purchase of shares not constituting one unit:	8 thousand shares

Decrease:
Shareholders’ requests for sale of shares not constituting one unit:	0 thousand shares

5. Notes to Accounting for Effects of Income Taxes

(Yen in millions)
(1) Current:

Deferred tax assets:
Accrued bonuses	¥5,861
Loss on revaluation of inventory	4,015
Other payables and accrued expenses	2,094
Warranty reserves	1,107
Other	1,880

Total deferred tax assets	14,957

Deferred tax liabilities:
Reserve for special depreciation	(149)
Tax – qualified negative goodwill	(30)
Net unrealized gain on other securities	(7)

Total deferred tax liabilities	(186)

Deferred tax assets, net	¥14,771

(2) Non-current:

Deferred tax assets:
Depreciation of fixed assets	¥20,980
Loss on revaluation of investment in securities	11,774
Adjustment to book value of investments in subsidiaries	6,129
Tax – qualified goodwill	3,201
Others	3,847

Sub-total of deferred tax assets	45,931
Valuation allowances	(12,445)

Total deferred tax assets	33,486

Deferred tax liabilities:
Reserve for special depreciation	(538)
Tax – qualified negative goodwill	(97)
Net unrealized gain on other securities	(108,289)

Total deferred tax liabilities	(108,924)

Deferred tax liabilities, net	¥(75,438)

6. Notes to fixed assets used under finance leases

Some fixed assets used under finance leases consisting principally of manufacturing equipment and computers are off balance sheet.

7. Notes to per share information

1. Net assets per share:	¥6,397.31
2. Earnings per share:	¥391.97

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 23, 2011

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2010 to March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kyocera Corporation and its consolidated subsidiaries as of March 31, 2011 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 3 of supplementary provision (Act of Justice Ministry No. 46 issued and effective in 2009) of the Corporate Calculation Rules of Japan. (Refer to Note 1 “Basis of preparation of Consolidated Financial Statements” to the consolidated financial statements.)

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 23, 2011

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 2 – 1 of Article 436 of the Corporation Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto of Kyocera Corporation (hereinafter referred to as the “Company”) for the 57th fiscal year from April 1, 2010 to March 31, 2011. These financial statements and supplementary schedules thereto are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereto based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereto. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereto referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2011 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

(English Translation)

The Board of Corporate Auditors, based on audit reports prepared by each Corporate Auditor related to the execution of duties of Directors during the 57th fiscal year from April 1, 2010 to March 31, 2011, hereby reports its results of audit after deliberations, as the unanimous opinion of all Corporate Auditors, as follows:

1. Audit Methods by individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, the Corporate Global Audit Division of the internal audit department which includes the Risk Management Division and the Compliance Audit Section, etc., and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Corporate Auditors had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Corporate Auditors also received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and employees of the Company, and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by Paragraph 1 and 3 of Article 100 of the Execution Rules of the Corporation Act as being necessary for ensuring the appropriateness of the Company’s operations, and the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Corporate Auditors received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from Kyoto Audit Corporation, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Corporate Auditors received reports on auditing condition of subsidiaries from their Corporate Auditors, etc. at the regular meetings with them and facilitated communications with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions. Based on the foregoing methods, Corporate Auditors reviewed the business report for the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 131 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the audit of the business report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2) Result of the audit of financial statements and supplementary schedules thereto

The methods and results of the audit by the Accounting Auditors, Kyoto Audit Corporation, are due and proper.

(3) Result of the audit of consolidated financial statements

The methods and results of the audit by the Accounting Auditors, Kyoto Audit Corporation are due and proper.

May 26, 2011

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Kokichi Ishibitsu

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Kazuo Yoshida

Corporate Auditor

Yoshinari Hara

Corporate Auditor

Note:

Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.